BRENDAN MCKEOUGH

847/627-2111 Direct

847/627-7111 Fax

bmckeough@ussco.com

August 2, 2010

Securities and Exchange Commission

Attention: Mr. John Reynolds

Assistant Director

Division of Corporate Finance

100 F. St. NE

Washington, D.C. 20549

VIA EDGAR

Re:          United Stationers Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed February 25, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2010

File No. 000-10653

Dear Mr. Reynolds:

On July 15, 2010, United Stationers Inc., a Delaware corporation (the “Company”), submitted a response to the Commission’s comment later dated June 23, 2010.  On July 23, 2010, Shehzad Niazi asked the Company to supplement its response by providing a proposed draft of the disclosure the Company expects to make in future filings regarding performance targets for restricted stock units that were granted to executive officers in 2009.  I am writing to request an extension of time to respond to Mr. Niazi’s request.

The Company would like an opportunity to review the draft disclosure with the Company’s Human Resources Committee before sending it to the Staff.  The Company will be unable to do so until the week of August 16.  Accordingly, to provide the Human Resources Committee time to review and comment on the draft disclosure, the Company requests an extension to August 23, 2010.

Sincerely,

/s/Brendan McKeough
Brendan McKeough
Assistant General Counsel